EXHIBIT 99.1

RedHill Biopharma Expands Commercial Management Team Ahead of Planned Talicia® Launch

  Rob Jackson joins as Vice President of Marketing
  Robert J. Gilkin, Jr. joins as Vice President of Market Access
  Steven Thomasian to join as Vice President of Supply Chain

TEL-AVIV, Israel and RALEIGH, N.C., May 21, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on gastrointestinal (GI) diseases, today announced that it is expanding its commercial management team with several key executive hires ahead of the potential U.S. launch of Talicia®. The Company has appointed Rob Jackson as Vice President of Marketing, Robert J. Gilkin, Jr. as Vice President of Market Access and Steven Thomasian as Vice President of Supply Chain.

“We are pleased to have Rob, Steven and Bob join RedHill’s commercial management team as we move toward the potential commercial launch of Talicia for H. pylori later this year,” said Rick D. Scruggs, Chief Operating Officer, U.S. Operations. “These three new senior members bring proven excellence in the development and execution of commercial strategies and depth of knowledge in go-to-market commercial and marketing strategy, market access and supply chains. They will play a significant role as we accelerate our preparations ahead of the potential FDA approval and commercial launch of Talicia in the fourth quarter of 2019, and we are pleased to have industry executives of this caliber join our team at this transformative time in the Company’s history.”

Rob Jackson, Vice President of Marketing has a strong track record of success leading and executing new product launches and brand management across the pharmaceutical and medical device industries. Prior to joining RedHill, Mr. Jackson served in commercial leadership roles at Bioventus, most recently as the National Director of Market Access for the surgical business unit. Mr. Jackson served as Group Brand Director for the ulcerative colitis and purgative franchises at Salix Pharmaceuticals, where he led the launch of three brands in a four-year period. He also led new product launches for Vicuron Pharmaceuticals and Merck & Co.

Robert J. Gilkin, Jr., Vice President of Market Access, is an accomplished senior healthcare and pharmaceutical executive with more than 20 years of experience. Mr. Gilkin previously served as a Vice President of Market Access at Synergy Pharmaceuticals, where he was responsible for all aspects of market access and strategy execution for Trulance® (plecanatide). Prior to that, Mr. Gilkin was a Principal and Payer Strategy Consultant at Filias Healthcare Marketing Strategy Group, LLC, advising on development and implementation of market strategies for mature and new biotechnology products. Mr. Gilkin also previously served as Vice President, Payer Strategy at Gemini Health, LLC (Havas Health & You) and as Director of Contract Strategy at AstraZeneca.

Steven Thomasian, Vice President of Supply Chain brings extensive global experience in supply chain, supplier management and developing alliance and supply chain functionality. Mr. Thomasian most recently held the position of Vice President of Supply Chain at Kala Pharmaceuticals and, prior to that, at Cempra Pharmaceuticals. Mr. Thomasian served as Executive Director of Global Supply Chain and Logistics at Salix Pharmaceuticals where he was responsible for a supply chain representing over $1 billion in sales. He also previously served as Director of Supply Chain at Orexigen Therapeutics. Mr. Thomasian will join RedHill starting on May 28, 2019.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of clinical late-stage, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes several gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools and Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy. RedHill’s key clinical late-stage development programs include: (i) Talicia® (RHB-105) for the treatment of Helicobacter pylori infection with a U.S. NDA submitted; (ii) RHB-104, with positive top-line results from a first Phase 3 study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully commercialize and promote Donnatal®, EnteraGam®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com